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Cory McKane Faulkner

CEO/Founder | WeStrive Fitness Platform

Venice, California · 500+ connections · **Contact info**

 **WeStrive**

 **Eastern Washington University**

About

Cory McKane Faulkner created the WeStrive Fitness Platform. WeStrive provides a platform for personal trainers to build, operate, and grow their entire business from our mobile app or website. Our app connects exercisers to trainers from around the wo   ... see more

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Articles & activity

17,475 followers

 **Become part of the future of personal training. Invest in...**

Cory McKane Faulkner
Published on LinkedIn

After the launch of the PerFIcT App on IOS & Android in June, our team quickly began the development process to add online private training to PerFIcT. We've spent years ...see more

24 Likes • 6 Comments

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I had the opportunity to interview @Brodi Nicholas this week for the...
Cory shared this

Cory McKane Faulkner crazy*...or cray I guess lol
Cory replied to a comment

Daniel Dietzel lol that's cray
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Experience

 **Chief Executive Officer**
WeStrive
Jan 2016 – Present · 3 yrs 8 mos
Santa Monica, California

Creator & CEO of WeStrive (Formerly the PerFIcT App)

Financial Representative
Northwestern Mutual
Mar 2014 – Jan 2016 · 1 yr 11 mos

Education

Eastern Washington University
Bachelor's degree, Accounting, Graduate

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Skills & Endorsements

Customer Service · 99+

Endorsed by **Scott Backstrom and 3 others who are highly skilled at this**

Endorsed by **3 of Cory's colleagues at Northwestern Mutual**

Leadership · 99+

Endorsed by **Lawrence Barich and 4 others who are highly skilled at this**

Time Management · 99+

Endorsed by **Jesse Revesz and 1 other who is highly skilled at this**

Endorsed by **2 of Cory's colleagues at WeStrive**

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